SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL´ S OUTLOOK UPGRADED FROM STABLE TO POSITIVE BY STANDARD & POOR´S

Ecopetrol S.A. (the “Company”) announced today that the risk-rating agency Standard & Poor's released a report on July 9, 2010, upgrading the outlook on the Company from stable to positive, while affirming the Company´s corporate risk rating 'BB+'.

According to the report, the Company´s outlook upgrade follows Standard & Poor's similar upgrade of the foreign currency outlook on the Republic of Colombia from stable to positive.

The risk-rating agency highlighted that its rating on the Company reflects, among others, its leading position in Colombia's oil and gas industry, low production costs and proven access to capital markets. However, the rating also takes into consideration and is limited by the Company's exposure to commodity price volatility and its aggressive expansion plans.

The outlook upgrade on the Company considers the high likelihood that the Republic of Colombia (foreign currency: BB+/Positive/B) would provide timely and sufficient extraordinary support to the Company in the event of financial distress.

The view of a "high" likelihood of extraordinary governmental support is based on Standard & Poor’s assessment of the Company´s "very important" role in the national economy, based on its position as the largest company in Colombia and its role as the main supplier of oil-derived products in the local market.

The report is available at www.standardandpoors.com

Bogota, Colombia, July 16, 2010

PRESS RELEASE

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   July 16, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer